UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AENZA S.A.A.

(Formerly “Graña y Montero S.A.A.”)

(Name of Subject Company)

AENZA S.A.A.

(Name of Person Filing Statement)

Common Shares,

Par Value S/1.00 Per Common Share

(Title of Class of Securities)

N/A

(CUSIP Number of Common Shares)

American Depositary Shares,

Each Representing Five Common Shares

(Title of Class of Securities)

38500P208

(CUSIP Number of American Depositary Shares)

Daniel Urbina Pérez, Chief Legal Officer

Tel. 011-51-1-213-6565

relacion.inversionistas@aenza.com.pe

Av. Paseo de la República 4667

Surquillo, Lima 34, Peru

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copy to:

Juan F. Méndez

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: +1-212-455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Aenza S.A.A. (the “Company”), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Perú. The Company’s principal executive office is located at Av. Paseo de la República 4667, Surquillo, Lima 34, Perú, and the telephone number at such office is 011-51-1-213-6565.

(b) Securities. The classes of equity securities to which this Statement relates are the Common Shares of the Company, par value 1.00 Peruvian soles (“S/”) per share (the “Common Shares”), and Common Shares represented by American Depositary Shares, each of which represents five Common Shares (the “ADSs”). As of June 18, 2021, the Company’s issued and outstanding share capital consisted of 871,917,855 fully paid Common Shares, including 158,318,005 Common Shares represented by 31,663,601 ADSs.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is https://investorrelations.aenza.com.pe/. The information contained on or accessible through the Company’s website is not incorporated by reference herein and is not part of this Statement.

(b) Tender Offer.

This Statement relates to the Offers. The Offers are described in a Tender Offer Statement on Schedule TO, which includes a U.S. Offer to Purchase (the “U.S. Offer”) and related materials included or incorporated by reference in such Schedule TO, which was filed by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (the “Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2021, as amended by Amendment No. 1 to Schedule TO which was filed by the Purchaser with the SEC on June 23, 2021 (the “Tender Offer Statement”). According to the Tender Offer Statement, subject to the terms and conditions set forth therein, the Purchaser is offering to purchase Common Shares from U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”), including Common Shares represented by ADSs, from all holders, wherever located, for S/1.88 per Common Share (the “Proposed Common Share Consideration”) and S/9.40 per ADS (the “Proposed ADS Consideration” and, together with the Proposed Common Share Consideration, the “Offer Price”), in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable. The purchase price paid to U.S. holders of Common Shares and holders of ADSs for the Common Shares and ADSs accepted for payment pursuant to the U.S. Offer will be paid in U.S. dollars and will be distributed, less the amount of any fees, expenses and withholding taxes that may be applicable (including expenses related to the foreign exchange conversion and, in relation to holders of ADSs only, a fee of U.S. $0.05 per ADS for the cancellation of the tendered ADSs as provided in the deposit agreement relating to the ADSs), to such holders.

The Purchaser is conducting a concurrent offer in the Republic of Peru (“Peru”) in accordance with the provisions of Sub-section II, Section III of Title III of the Securities Market Law of Peru, Single Text of Administrative Procedures, approved by Supreme Decree No. 093-2002-EF, the provisions of the Tender Offer Regulations of Peru, approved by Comisión Nacional Supervisora de Empresas y Valores (CONASEV) Resolution No. 009-2006-EF/94.10, as amended from time to time (the “Peru Tender Offer Regulations”), and certain exemptions to the Peru Tender Offer Regulations granted by the Peruvian Securities Commission (the Superintendencia del Mercado de Valores or the “SMV”) to Purchaser by means of Oficio No. 2517-2020-SMV/11.1, to purchase Common Shares from all holders of Common Shares, wherever located (the “Peruvian Offer” and, together with the U.S. Offer, the “Offers”), pursuant to an offering document filed by the Purchaser with the SMV on June 15, 2021 (the “Peruvian Offer Document” and, together with the Tender Offer Statement, the “Offer Documents”), for the same price and on substantially the same terms as offered to purchase Common Shares in the U.S. Offer. The price payable in the Peru Offer will be payable in Peruvian Soles.

According to the Offer Documents, the Purchaser is offering to purchase 107,198,601 Common Shares, including Common Shares represented by ADSs, in the aggregate, pursuant to the Offers, which represents approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs. If more than 107,198,601 Common Shares, including Common Shares represented by ADSs, are validly tendered (and not properly withdrawn) in the Offers, the Purchaser will purchase a pro rata number of Common Shares, including Common Shares represented by ADSs, from all tendering holders, so that the Purchaser would purchase no more than 107,198,601 Common Shares, including Common Shares represented by ADSs, in the aggregate pursuant to the Offers.

According to the Offer Documents, the Offers are subject to the satisfaction or waiver by the Purchaser of certain conditions, including: (i) there having been validly tendered (and not properly withdrawn) pursuant to the Offers, at least 107,198,601 Common Shares, including Common Shares represented by ADSs, representing approximately 12.29% of the outstanding Common Shares; and (ii) no judgment, decision, order or other authoritative measure shall have been issued preventing, prohibiting or declaring illegal the U.S. Offer or the Peru Offer or the consummation of the U.S. Offer or the Peru Offer.

As a result of the Offers and the arrangements that the Purchaser has made pursuant to the Tender Offer Support Agreement (as defined below), immediately following consummation of the Offers, the Purchaser has indicated in the Offer Documents that it expects to either own or have the ability to direct the voting of 218,066,655 Common Shares representing, in the aggregate, approximately 25.01% of the outstanding Common Shares, including Common Shares represented by ADSs.

Reference is made to the Tender Offer Statement for a more detailed description of the terms and conditions of the Offers. Unless the context requires otherwise, references in this Statement to the Common Shares includes Common Shares represented by ADSs.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Potential or Actual Conflicts of Interest with the Company

The information set forth under Item 6.B (“Compensation”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”) and Item 16.E (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021 (the “2020 Annual Report”), is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

Cash Consideration Payable Pursuant to the Tender Offer. If the directors and executive officers of the Company that own Common Shares of the Company tender their Common Shares for purchase pursuant to the Offers, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 18, 2021, the directors and executive officers of the Company beneficially owned, in the aggregate, 6,737,127 Common Shares, representing 0.77% of outstanding Common Shares as of such date.

Director and Executive Compensation. Director compensation is approved by a majority of shareholders at the Company’s annual shareholders’ meeting. The members of the Board of Directors of the Company receive a fee for their service as directors and board committee memberships. The directors are also reimbursed for certain out-of-pocket expenses reasonably incurred by them in the discharge of their duties as directors. See Item 6. (“Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers”) in the 2020 Annual Report for additional information on the compensation of the directors. For information on the compensation of the Company’s executive officers, see Item 6. (“Directors, Senior Management and Employees—B. Compensation”) in the 2020 Annual Report.

Indemnification and Exculpation. Pursuant to the Company’s indemnification policy, the Company has agreed to indemnify the directors and executive officers, from time to time, subject to certain exceptions, from and against any costs and expenses incurred by the directors and executive officers, or their spouses, as a result of any legal proceedings brought against the directors and executive officers in connection with the exercise of their functions as directors or executive officers of the Company, as well as other related expenses, up to the amounts set forth in the Company’s indemnification policy.

To the knowledge of the Company after reasonable inquiry, as of the date of this Statement, except as described above, there are no material arrangements, agreements or understandings or any actual or potential conflicts of interest between the Company and its affiliates, on the one hand, and any of the directors, executive officers or affiliates of the Company.

Potential or Actual Conflicts of Interest with the Purchaser

Mr. Juan Antonio Arrieta Ocampo, a director of the Company, has a potential or actual conflict of interest in connection with the Offers. According to the Offer Documents, Mr. Arrieta served as an advisor to IG4 through November 25, 2020. According to the Offer Documents, prior to being elected as a director of the Company, Mr. Arrieta met with representatives of IG4 and certain of the Sellers (as defined below) on multiple occasions to discuss IG4’s interest in acquiring an interest in the Company. On December 9, 2020, Mr. Arrieta was elected as a member of the board. Mr. Arrieta has abstained from all deliberations and votes of the Board with respect to the Offers.

Agreements, Arrangements or Understandings with the Purchaser

According to the Offer Documents, the Purchaser has entered into the agreements summarized below with certain of the Company’s shareholders. The following summary is qualified in its entirety by the more detailed description contained in the Tender Offer Statement.

Memorandum of Understanding. According to the Offer Documents, on November 25, 2019, the Purchaser, GH Holding Group Corp. (“GH Holding Group”), Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Bethel Enterprises Inc. (“Bethel”), Bamas International Investment Corp. (“Bamas”) and Francisco Javier Dulanto Swayne, which are shareholders of the Company (collectively, the “MOU Parties”), entered into a memorandum of understanding in relation to a potential transaction with IG4 (the “MOU”).

Tender Offer Support Agreement. According to the Offer Documents, on August 24, 2020, the Purchaser entered into a tender offer support agreement (as amended, the “Tender Offer Support Agreement”) with GH Holding Group, Bamas, Bethel, Mr. Graña Acuña, Mr. Alvarado Pflucker, Mr. Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Claudia Gutierrez Benavides and Gonzalo Alvarado Pflucker (collectively, the “Sellers”), pursuant to which the Sellers have agreed to, among other things, tender into the Peru Offer in the aggregate 93,962,525 Common Shares, representing approximately 10.78% of the outstanding Common Shares on the terms and subject to the conditions set forth in the Tender Offer Support Agreement. On June 3, 2021, the Purchaser and the Sellers entered into an amendment to the Tender Offer Support Agreement pursuant to which, subject to the terms and conditions set forth in the Amendment Agreement, the Purchaser and the Sellers agreed to amend their termination rights under the Tender Offer Support Agreement.

Trust Agreement. According to the Offer Documents, on June 3, 2021, the Purchaser entered into a trust agreement (the “Trust Agreement”) with La Fiduciaria S.A., as trustee, BTG Pactual Perú S.A.C., as custodian, and Bethel, Mr. Dulanto Swayne, Mr. Rangel Zavala, Mr. Galvez Rubio and Ms. Gutierrez (collectively, the “Grantors”), pursuant to which the Grantors agreed to transfer the beneficial ownership of 33,987,698 Common Shares, representing approximately 3.90% of the outstanding Common Shares (the “Trust Shares”), to an irrevocable trust established pursuant to the Trust Agreement (the “Trust”), and, upon the Purchaser securing a direct or indirect ownership, or the ability to direct the voting, of no less than 218,066,655 Common Shares, representing approximately 25.01% of the outstanding Common Shares following completion of the Offers, for as long as the Trust Shares remain in the Trust, the Purchaser will exercise, in its sole discretion, all political rights associated with the Trust Shares including, among other things, attending shareholder meetings of the Company and executing corporate documents requiring the participating of the Trust. If, during the term of the Trust Agreement, the Purchaser notifies the Grantors of its intention to transfer all or a part of the Common Shares held by Purchaser at that time to a third party without exercising its drag-along right under the Trust Agreement, each Grantor will be entitled to exercise its tag-along right with respect to such transfer by the Purchaser. In addition, the Purchaser has a right of first refusal with respect to transfers of Trust Shares by the Grantors.

GH Syndication Agreement. According to the Offer Documents, on June 3, 2021, the Purchaser entered into a syndication agreement (the “GH Syndication Agreement”) with GH Holding Group, pursuant to which GH Holding Group agreed to vote 61,349,148 Common Shares owned by GH Holding Group (the “Encumbered GH Shares”) at each general meeting of the shareholders of the Company in the same manner as the Purchaser.

GH Supplementary Agreement. According to the Offer Documents, on June 3, 2021, the Purchaser entered into a supplementary agreement (the “GH Supplementary Agreement”) with GH Holding Group, pursuant to which GH Holding Group agreed to (i) tender into the Peru Offer the 56,177,955 Common Shares owned by GH Holding Group that were released from seizure (embargo e inhibición) by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduría) (the “GH Embargo”) on June 18, 2020, (ii) enter into the GH Syndication Agreement (as defined below), and (iii) subject to the release of the Encumbered GH Shares (as defined below) from the GH Embargo and the registration of such release in Cavali S.A. ICLV (“Cavali”), (a) sell to the Purchaser 2,585,597 Common Shares of the Encumbered GH Shares, and (b) transfer 58,763,551 Common Shares of the Encumbered GH Shares to the Trust. For so long as the Encumbered GH Shares remain in the Trust, the Purchaser will exercise, in its sole discretion, all political rights associated with the Trust Shares including, among other things, attending shareholder meetings of the Company and executing corporate documents requiring the participating of the Trust.

HG Syndication Agreement. According to the Offer Documents, on June 3, 2021, the Purchaser entered into a syndication agreement (the “HG Syndication Agreement” and, together with the Tender Offer Support Agreement, Trust Agreement, GH Supplementary Agreement, GH Syndication Agreement and HG Supplementary Agreement, the “Seller Agreements”) with Mr. Graña Acuña, pursuant to which Mr. Graña Acuña agreed to vote 15,531,208 Common Shares owned by Mr. Graña Acuña (the “HG Shares”) at each general meeting of the shareholders of the Company in the same manner as the Purchaser.

HG Supplementary Agreement. According to the Offer Documents, on June 3, 2021, the Purchaser entered into a supplementary agreement (the “HG Supplementary Agreement”) with Mr. Graña Acuña in respect of 15,531,208 Common Shares (the “HG Shares”), pursuant to which Mr. Graña Acuña agreed to (i) enter into the HG Syndication Agreement (as defined below), and (ii) subject to the cancellation of the seizure (embargo e inhibición) of 9,720,222 Common Shares of the HG Shares owned by Mr. Graña Acuña and the seizure (incautación) of 5,810,986 Common Shares of the HG Shares owned by Mr. Graña Acuña, recorded by the Peruvian Public Prosecutor (Fiscalía) and the Attorney General (Procuraduria), and the registration of such cancellation in Cavali, (a) sell to the Purchaser 7,765,604 Common Shares of the HG Shares, and (b) transfer 7,765,604 Common Shares of the HG Shares to the Trust. For so long as such HG Shares remain in the Trust, the Purchaser will exercise, in its sole discretion, all political rights associated with the Trust Shares including, among other things, attending shareholder meetings of the Company and executing corporate documents requiring the participating of the Trust.

To the knowledge of the Company after reasonable inquiry, as of the date of this Statement, except as described above, there are no material arrangements, agreements or understandings or any actual or potential conflicts of interest between the Company and its affiliates, on the one hand, and the Purchaser or any directors, executive officers or affiliates of the Purchaser, on the other hand.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board

After due and careful consideration, including a thorough review of the terms and conditions of the Offers with the Company’s advisors, the Board (other than Mr. Arrieta, who has abstained from all deliberations and votes of the Board with respect to the Offers) has unanimously determined (i) that the unsolicited Offers by the Purchaser are advisable and in the interests of the Company and the holders of Common Shares and ADSs and (ii) recommends that the holders of Common Shares and ADSs who want liquidity, and would like to receive cash at this time for a portion of their Common Shares or ADS, accept the Offers and tender their Common Shares and ADSs to the Purchaser pursuant to the Offers, as applicable. In reaching the conclusions and making the recommendation described above, the Board took into account a number of reasons, which are described under the headings “—(b) Background for Recommendation and “—(c) Reasons for Recommendation.”

Notwithstanding the foregoing, the Board acknowledges that the decision to tender Common Shares and ADSs is ultimately at the discretion of each holder. The Board encourages each holder to carefully read the Offer Documents, other materials related to the Offers and this Statement before making any decision regarding tendering its Common Shares or ADSs, and to make its decision based on all of the available information, including, without limitation, the adequacy of the Offer Price in light of the holder’s own investment objectives, the holder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below, and any other factors that the holder deems relevant to its investment decision.

(b) Background for the Recommendation of the Board

The Company is a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru, and Peruvian law governs the duties and obligations of the Board. The Board is required under Peruvian law to evaluate the advantages and disadvantages of the Offers for holders of the Company’s Common Shares and ADSs. Within seven business days following the effective date of the Peruvian Offer (the trading day following the date the Company, the SMV and the Lima Stock Exchange have been notified of the launch of the Peruvian Offer), the Board is required pursuant to Article 15 of the Peru Tender Offer Regulations, to prepare and disclose a substantiated report indicating the advantages and disadvantages of accepting the Offers, including (i) information regarding any agreement between the Purchaser and the Company and/or members of the Board and/or holders of the Company’s Common Shares or ADSs; (ii) information furnished by members of the Board, the Chief Executive Officer or the other principal executive officers of the Company that may constitute a potential or actual conflict of interest regarding the Offers; (iii) observations that each member of the Board may have raised in respect of the Offers, including advantages and disadvantages of accepting the Offers; and (iv) and information available to the Board that may be relevant to the holders of the Company’s Common Shares and ADSs in deciding whether to accept the Offers.

In addition, under U.S. law, within ten business days after the commencement of the U.S. Offer, the Company is required to file with the SEC a statement indicating whether it recommends in favor of the Offers, recommends against the Offers, expresses no position and remains neutral in connection with the Offers or expresses that it is unable to take a position regarding the Offers. In each case the Board is required to explain the reasons for its position.

Description of Key Events

On November 11, 2019, at the Purchaser’s request, representatives of the Purchaser and the Chief Executive Officer of the Company held an informal meeting, during which the Purchaser informed the Company of its interest in acquiring a significant stake in the Company through a private transaction and a public tender offer. The Purchaser also requested certain financial and operating information of the Company.

Subsequent to the initial meeting with the Purchaser, the Company engaged Hernández & Cía. Abogados S.C.R.L. (“Hernández & Cía”), as Peruvian legal counsel to the Company, and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), as U.S. legal counsel to the Company, in respect of the potential tender offer by the Purchaser.

On November 15, 2019, by email, the Chief Executive Officer of the Company requested that the Purchaser present its information request in writing and asked the Purchaser to provide more information with respect to its business and intentions behind the proposed transaction. The Chief Executive Officer also requested that the Purchaser provide a representation that it was not effecting the transaction in order to protect or hide the assets of any current shareholder of the Company, which representation was affirmed by the Purchaser. In such email, the Chief Executive Officer also asked the Purchaser to agree to a protocol to regulate future requests for Company information by the Purchaser. The Chief Executive Officer proceeded to inform the Board of the approach made by the Purchaser.

On November 25, 2019, the Purchaser provided to the Company a written request for certain legal, financial, commercial, accounting and other non-public information related to the Company. In such written request, the Purchaser indicated that its intention was to evaluate the potential acquisition of rights of up to 25% of the Common Shares. On November 28, 2019, the Purchaser issued a press release asserting that it had signed the MOU with the MOU Parties, in which the MOU Parties agreed to sell their shares as part of a public tender offer that would be open to all of the Company’s shareholders.

On December 3, 2019, the Board held an extraordinary meeting to discuss the Purchaser’s approach. The Board resolved to remain neutral with respect to the Purchaser’s approach by neither facilitating nor hindering a potential transaction, in accordance with the Board’s neutrality obligation set forth in the Peru Tender Offer Regulations and pursuant to the advice of Hernández & Cía. The Board also instructed the Company’s management to provide the Purchaser with requested information of the Company that is public, but not any material non-public information, in accordance with the protocol and applicable regulations. In addition, the Board instructed its Strategy Committee to engage with the Purchaser to obtain information with respect to the Purchaser, the potential transaction and the Purchaser’s future plans for the Company.

From late December 2019 through August 2020, at the instruction of the Board, certain members of the Company’s management, members of the Strategy Committee, other members of Board committees and individual directors participated in meetings with representatives of the Purchaser in which such persons responded to the Purchaser’s inquiries with respect to the information provided by the Company and sought to obtain additional information from the Purchaser with respect to the potential transaction.

On February 27, 2020, the Board invited representatives of Simpson Thacher to make a presentation on preliminary considerations with respect to tender offers in the United States and the Company’s and Board’s obligations under U.S. securities laws in connection with a tender offer in the United States. The Board actively participated and asked questions with respect to the presentation and other matters under U.S. law related to a potential transaction.

On March 12, 2020, as instructed by the Board, one of the Company’s directors proposed to representatives of the Purchaser that it structure the potential transaction in a manner that could generate greater value for the Company and all of its shareholders, including through the Purchaser’s participation in a capital increase to strengthen the Company’s balance sheet. This proposal was rejected orally by the Purchaser, which rejection was reported by the director to the Board.

On March 18, 2020, the Company engaged Ernst & Young Asesores Empresariales S. Civil de R.L. (“E&Y”) to provide an analysis of the valuation and prospects of the Company. Over the course of the next several months, the Company provided financial and operational information requested by E&Y and E&Y held meetings with members of the Company’s and its subsidiaries’ management to obtain an understanding of the Company’s business, including the Company’s historic financial performance, projections, business plan, future budget estimates and other topics that E&Y deemed relevant for preparation of the valuation.

Starting in mid-March 2020, due to the shelter-in-place and other sanitary restrictions imposed by the Peruvian government in connection with the COVID-19 pandemic, interactions between the Purchaser and the Company became more limited until the end of June 2020, when the Peruvian government ended its mandatory lockdown.

On May 28, 2020, the Board formed a special committee (the “TO Committee”) to engage in discussions with the Purchaser, facilitate the monitoring of the Purchaser’s approach, ensure that the Company complies with its Peruvian and U.S. obligations relating to the Offers, lead the Board’s analysis of the Offers and keep the Board apprised of any developments with respect to requests by the Purchaser and a potential transaction. The TO Committee replaced the Strategy Committee as the main Board committee responsible for matters relating to the Purchaser’s approach and a potential transaction. At the Board meetings held from July 2020 through November 2020, the TO Committee reported material updates on its interactions with the Purchaser and the potential transaction.

During May and June 2020, representatives of Simpson Thacher and Hernández & Cía provided advice to the Board on the duties of directors pursuant to Peruvian law in connection with a tender offer and the disclosure obligations of the Company pursuant to Peruvian and U.S. securities laws in response to a tender offer in the context of the potential transaction. The Board actively participated and asked questions related to the advice and other matters under Peruvian and U.S. law related to the potential transaction.

In June 2020, E&Y finalized its valuation analysis of the Company as of March 31, 2020. On July 1, 2020, the Board held a meeting in which it discussed the E&Y valuation analysis.

In August 2020, certain members of the Company’s management and the members of the TO Committee held a meeting with representatives of the Purchaser to respond to the Purchaser’s outstanding questions on the information that had been publicly disclosed by the Company. According to the Offer Documents, on August 24, 2020, the Purchaser and the Sellers entered into the Tender Offer Support Agreement. On August 28, 2020, the Purchaser filed a pre-commencement communication on Schedule TO with the SEC, including a press release stating that IG4 Capital had confirmed a binding agreement with a group of shareholders of the Company which would service as the basis for the launch of a public tender offer for a minimum of 10.78% of the Common Shares, including shares to be tendered by such group of shareholders.

In September 2020, the Company engaged a financial adviser to review and update E&Y’s valuation analysis, applying the same methodology used by E&Y and adjusting for the application of a risk analysis based on the Company’s financial condition and prospects at that time. In October 2020 the financial adviser completed its updated valuation analysis of the Company as of March 31, 2020.

On November 6, 2020, Messrs. Ernesto Balarezo Valdez, Rafael Venegas Vidaurre, Alfonso de Orbegoso Baraybar, Manuel del Río Jiménez, Pedro Pablo Errázuriz Domínguez and Roberto Abusada Salah tendered their resignation from the Board, effective as of the day prior to the upcoming general shareholders meeting to elect a new Board. These former directors stated that they were resigning because the Company had achieved the goals that had been set when they assumed their directorship in 2017, the Company was in the process of a recovery in the medium term and that it was an appropriate time to renew the Board, in which these directors had already served beyond the three-year term for which they had been originally elected.

On November 12, 2020, the Board convened a general shareholders’ meeting to, among other matters, set the number of directors and elect a new Board. In its communication convening the shareholders’ meeting, the Board nominated a slate of directors. On December 1, 2020, Bethel, one of the Sellers, in its capacity as a shareholder of the Company, delivered a letter to the Company nominating Messrs. Juan Antonio Arrieta Ocampo, Miguel Grau Quinteros, and Antonio Carlos Valente Da Silva as directors of the Company. On December 9, 2020, the Company’s shareholders resolved to set the size of the Board at nine members and elected nine directors, including Messrs. Arrieta Ocampo, Grau Quinteros, and Valente Da Silva.

From December 2020 through May 2021, the Company was actively engaged in negotiations with the special team of prosecutors exclusively dedicated to investigations related to crimes of corruption of public officials and related crimes committed by Odebrecht and others. On May 24, 2021, the Company filed with the SEC a current report Form 6-K to inform that the Company had entered into a settlement and cooperation agreement (the “Settlement and Cooperation Agreement”) with Peruvian prosecutors with respect to alleged actions by certain of its past directors and executive officers. The Settlement and Cooperation Agreement is subject to judicial approval by Peruvian courts, which approval has not been obtained as of the date of this Statement.

After the Company entered into the Settlement and Cooperation Agreement, there was an increase in news reports that the Purchaser would be launching a tender offer. In light of this increase in news reports, on May 26, 2021, the Board appointed Messrs. Christian Laub Benavides, Santiago Hernando Pérez and Carlos Rojas Perla as the new members of the TO Committee. On June 4, 2021, the Purchaser communicated to one of the members of TO Committee its intention to launch a tender offer in Peru and the United States in the upcoming weeks, which member then proceeded to inform the TO Committee and Board.

During the month of June to date, at the Board’s request, the Company’s management updated its internal valuation of the Company. In preparing this updated internal valuation, the Company’s management maintained the financial model and revenue, expense and investment projections used by E&Y, and updated certain factors, including the discount rate, foreign exchange rate, the Company’s assets and liabilities, the amount of compensation payable by the Company pursuant to the Settlement and Cooperation Agreement and the backlog of the Company’s engineering and construction business.

On June 7, 2021, the Board invited Simpson Thacher and Hernández & Cía to make an additional presentation on the disclosure obligations of the Company pursuant to U.S. securities laws and Peruvian laws in preparation and response to a tender offer. The Board actively participated and asked questions related to the contents of the presentation and other U.S. and Peruvian law matters related to the potential transaction.

On June 9, 2021, the TO Committee held a meeting with representatives of Simpson Thacher & Bartlett and Hernández & Cia. to further discuss the potential transaction and determine preparatory actions to be taken by the TO Committee.

After the commencement of the Offers on June 16, 2021, the members of the TO Committee and Board met on various occasions by telephone and video conference, including with legal advisors, to analyze the Offers and the documents related thereto as set forth in “—(c) Reasons for Recommendation—Board Determination” below.

On June 18, 2021, the Chairman of the Board and TO Committee sent a letter to the Purchaser (the “Letter Request”) seeking clarification of certain points related to the Offers and the disclosure in the Offer Documents, including, among other matters, with respect to the Purchaser’s intentions to replace certain members of the Board, additional arrangements with other shareholders and the Purchaser’s restructuring plan for the Company. On June 22, 2021, the Purchaser sent a letter to the Chairman of the Board (the “Purchaser Response”) responding to the Company’s questions. The Letter Request and Purchaser Response were filed by the Purchaser with the SEC in Amendment No. 1 to the Tender Offer Statement on June 23, 2021.

(c) Reasons for Recommendation

Board Process

In addition to the background described above, once the Offers were launched, the members of the TO Committee and Board met on various occasions by telephone or video conference, including with advisors, to analyze the Offers and the documents related thereto, which analysis considered:

•	meetings held by the TO Committee on June 17, 18, 21, 22 and 23, 2021;

•	meetings held by the Board on June 23 and 24, 2021;

•	the Offer Documents;

•	the Letter Request and the Purchaser Response;

•	news articles containing statements by representatives of the Purchaser with respect to its plans for the Company;

•	E&Y’s valuation analysis of the Company and the financial adviser’s updated valuation analysis of the Company, each as of March 31, 2020;

•	the updated internal valuation of the Company as of March 31, 2021 prepared by the Company’s management;

•	historical and recent market price of the Common Shares and ADSs;

•	recent research analyst reports relating to the Company and other Peruvian companies;

•	the offer price and premium or discount in other recent tender offers in Latin America;

•	the Company’s 2021 Financial Plan (as defined below);

•	the Company’s Cooperation and Settlement Agreement; and

•	advice provided by the Company’s advisers.

The Board also considered the following risks and other factors relating to the Offers:

•	the Company’s current liquidity constraints and financing needs;

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ongoing uncertainty relating to the judicial approval of the Settlement and Cooperation Agreement and the Company’s ability to make the settlement payments required under the Settlement and Cooperation Agreement, if approved;

•	recent trading prices of the Common Shares and ADSs and the premium represented by the Purchaser’s offer price;

•	the macroeconomic conditions in the countries in which the Company operates, mainly Peru, Chile and Colombia;

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political conditions in the countries in which the Company operates, particularly in Peru in light of the uncertainty relating to the Peruvian presidential runoff elections held on June 6, 2021 and how the winner, once declared, is expected to govern;

•	the Offers are partials bids, and, as such, participating shareholders are unlikely to be able to sell their entire interest in the Company;

•	the likelihood that the Purchaser may effectively acquire significant influence over the Company as a result of the transactions contemplated by the Offers;

•	the potential impacts on the Company’s reputation of the Purchaser’s agreements with the Sellers;

•	the Purchaser’s business plan and experience in infrastructure, engineering and construction and other business segments;

•	the conditions to which the Purchaser’s offer is subject;

•	the volatility of the currency used in the Offers; and

•	the impact of the Offers on the liquidity of the Company’s Common Shares and ADSs.

Reasons for the Board’s Recommendation

The following discussion of information and reasons considered by the Board in reaching its recommendation is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offers, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendation. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different reasons.

1. Certain Initial Considerations About the Offers

Before discussing the factors and reasons that the Board considered in reaching its recommendation, the Board would like to highlight the following matters relating to the terms and conditions of the Offers for the benefit of the Company’s shareholders.

A. There is a high probability that the Offers will be successful given that the Purchaser only needs additional shareholders representing approximately 1.52% of the outstanding Common Shares to tender their shares in the Offers. The Minimum Acceptance Condition (as defined below) may be waived by the Purchaser.

Pursuant to the Offers, the Purchaser seeks to acquire 107,198,601 Common Shares which, together with 110,868,054 Common Shares over which the Purchaser will have the ability to direct the voting pursuant to arrangements entered into with the Sellers, would allow it to control the voting power of 218,066,655 Common Shares, representing, in the aggregate, 25.01% of the outstanding Common Shares.

The Offers are subject to several conditions, including there having been validly tendered at least 107,198,601 Common Shares in the aggregate, representing approximately 12.29% of the outstanding Common Shares (the “Minimum Acceptance Condition”). The Minimum Acceptance Condition may be waived by the Purchaser. Therefore, the Purchaser may elect to consummate the transactions contemplated by the Offers even if the Minimum Acceptance Condition is not met.

In accordance with the Offer Documents, the Purchaser and the Sellers have entered into a Tender Offer Support Agreement, pursuant to which the Sellers have committed to tender 93,962,525 Common Shares in the Peruvian Tender Offer, representing 87.7% of the total number of Common Shares the Purchaser seeks to acquire in the Offers. Therefore, only 13,236,076 additional Common Shares (representing approximately 12.3% of the total number of Common Shares needed to satisfy the Minimum Acceptance Condition and merely approximately 1.52% of the Company’s outstanding Common Shares) need to be tendered in order to satisfy the Minimum Acceptance Condition (which condition may be waived by the Purchaser).

Given the relatively small amount of additional shares that need to be tendered by shareholders of the Company (in addition to the Sellers), the ability of the Purchaser to waive the conditions in the Offers and the process undertaken by the Purchaser for over 24 months to acquire an interest in the Company, the Board believes there is a high likelihood that the Offers will be consummated.

B. You will likely not be able to sell all of your Common Shares or ADSs in the Offers.

According to the Offer Documents, the Purchaser is offering to purchase 107,198,601 Common Shares in the aggregate, pursuant to the Offers, which represents approximately 12.29% of the outstanding Common Shares. If more than 107,198,601 Common Shares are validly tendered in the Offers, the Purchaser will purchase a pro rata number of Common Shares from all tendering holders, so that the Purchaser would purchase no more than 107,198,601 Common Shares in the aggregate pursuant to the Offers. In the event that all of the Company’s shareholders tender their Common Shares in the Offer (excluding the Trust Shares, Encumbered GH Shares and the HG Shares), the pro rata amount that the Purchaser would be acquiring from each tendering shareholder would be approximately 14.1% of the number of Common Shares tendered by each shareholder. See the third column of the table in “—C. Immediately following the consummation of the Offers, the Purchaser may own or have the ability to control the voting power of substantially more than 25.01% of the Common Shares of the Company” below for additional information on the pro rata percentage of Common Shares that would be purchased from shareholders based on varying amount of Common Shares tendered in the Offers.

C. Immediately following the consummation of the Offers, the Purchaser may own or have the ability to control the voting power of substantially more than 25.01% of the Common Shares of the Company.

In the Offer Documents, the Purchaser states that it seeks to obtain a significant participation in the Company of 25.01% of the outstanding Common Shares. composed of Common Shares over which the Purchaser will have voting power pursuant to arrangements with certain Sellers (representing approximately 12.72% of outstanding Common Shares) and the Common Shares it intends to acquire pursuant to the Tender Offers (representing approximately 12.29% of outstanding Common Shares). However, the Board’s understanding of the Offers is that, in the event that the Company’s shareholders tender all of their shares in the Offers and the Purchaser purchases a pro rata number of Common Shares, pursuant to the Seller Agreements, the Purchase could obtain the power to direct the voting of up to approximately 34.3% of the Company’s outstanding Common Shares, without additional cost to the Purchaser.

As set forth in the Offer Documents, if more than 107,198,601 Common Shares are validly tendered (and not properly withdrawn) in the Offers, the Purchaser will purchase a pro rata number of Common Shares from all tendering holders of Common Shares so that the Purchaser would purchase no more than 107,198,601 Common Shares in the aggregate pursuant to the Offers. In the event that the Company’s shareholders tender their shares in the Offer, the pro rata amount that the Purchaser would be acquiring from each tendering shareholder would be 14.1% of the number of Common Shares tendered by such shareholder. This means that, out of the 93,962,525 Common Shares which the Sellers have committed to tender in the Peruvian Offer, the Purchaser would only be able to acquire 13,234,206 Common Shares. In such scenario, pursuant to the terms of the Tender Offer Support Agreement, the remaining 80,727,319 Common Shares held by the Sellers would be transferred to the Trust and the Purchaser would control the voting power of those Common Shares. Accordingly, the Board understands that this would increase the number of Common Shares over which the Purchaser would have voting power to 191,595,373 Common Shares, representing 22.0% of the outstanding Common Shares, which together with the 107,198,601 Common Shares tendered and accepted in the offers, would result in the Purchaser having the power to direct the vote of 34.3% of the Company’s outstanding Common Shares.

The table below sets forth the Board’s calculation of the number and approximate percentage of Common Shares over which the Purchaser would have voting power based on varying amounts of Common Shares tendered by the Company’s shareholders in the Offers. The calculation below is for illustrative purposes only and does not purport to be a definitive calculation of the Purchaser’s voting power after consummation of the Offers. Shareholders should not place undue reliance on the figures below in their assessment of the Offers.

Number of Common Shares Tendered(1)	Percentage of Outstanding Common Shares Tendered(1)	Pro Rata Percentage of Common Shares Purchased from each Tendering Shareholder	Percentage of Outstanding Common Shares Over Which Purchaser Would Have Voting Power
761,049,801	100%	14.1%	34.3%
570,787,351	75%	18.8%	33.8%
380,524,901	50%	28.2%	32.8%
190,262,450	25%	56.3%	29.7%
114,157,470	15%	93.9%	25.7%

(1)	Does not include the Trust Shares, Encumbered GH Shares and the HG Shares.

In conclusion, in the event that the number of Common Shares tendered by shareholders of the Company in the Offers is greater than 107,198,601 Common Shares, the percentage of Common Shares over which the Purchaser will have voting power will be greater than 25.01% and, potentially, up to approximately 34.3%, without additional cost to the Purchaser.

D. The Purchaser seeks to exercise significant influence over the Company.

Based on the Offer Documents, the Purchaser seeks to exercise significant influence over the Company. According to Section 11—“Purpose of the Offers; Plans for the Company” of the Tender Offer Statement, as soon as practicable following consummation of the Offers, to the extent permitted by applicable law, the Purchaser intends to request the Board to convene a special meeting of the shareholders of the Company to seek the replacement of (i) three current directors of the Board with individuals associated with IG4 and (ii) two additional directors of the Board with independent directors nominated by IG4. In Amendment No. 1 to the Tender Offer Statement, the Purchaser amended Item 1 of the Schedule TO to state that it intends to (i) request the Board to convene a special meeting of shareholders of the Company to seek the replacement of three out of nine directors of the Board, in each case, with individuals associated with IG4 and (ii) identify and suggest to other shareholders of the Company suitable candidates for election to the Board as independent directors. In addition, according to the Offer Documents, the Purchaser seeks to exert a level of influence over the Company that, together with the support of the other shareholders, will allow the Purchaser to promote and execute measures that it determines will enhance the value of the Company. In making their decision with respect to the Offers, shareholders should consider the significant influence that the Purchaser would likely exercise over the Company.

E. The Purchaser has agreed not to promote liability actions against Mr. José Graña Miró Quesada, Mr. Alvarado Plucker and Mr. Graña Acuña.

In accordance with the Offer Documents, pursuant to Section 5.7 of the Tender Offer Support Agreement, the Purchaser has agreed, as a shareholder of the Company, (i) not to actively promote any possible manager liability actions against Mr. Graña Miró Quesada, Mr. Alvarado Plucker and Mr. Graña Acuña in connection with potential liability arising from aspects covered by the Settlement and Cooperation Agreement, and (ii) at the Company’s general shareholders meetings, refrain from voting in any such matters brought before the Company’s shareholders meeting.

It should be noted that at the Board meeting held on September 7, 2020, as reported by the Company in its Current Report on Form 6-K Filed with the SEC on September 8, 2020, the Board unanimously agreed:

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that a percentage of the compensation payments that the Company would assume before the Peruvian State for the projects investigated in the Lava Jato and Construction Club cases, within the framework of the negotiation of a plea agreement, must be assumed by the former officers involved in such cases regardless of the fact that such former officers are negotiating a plea agreement different from that of the Company;

•	to authorize the Board’s risk and compliance committee and the Company’s management to determine the ranges of that percentage; and

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authorize two directors, management and the Board’s legal counsel to initiate negotiations with these former officers and, if no positive result is achieved, the filing of the corresponding legal actions for such purpose.

F. Your interest in the Company may be diluted if the Company issues the convertible bonds contemplated by the 2021 Financial Plan.

On November 2, 2020, the general shareholders’ meeting of the Company approved the Company’s financial plan (the “2021 Financial Plan”), which, among other matters, contemplates the issuance by the Company of convertible bonds in an aggregate principal amount up to U.S.$90 million. See the 2020 Annual Report for additional information on the 2021 Financial Plan. On January 13, 2021, the Board approved the terms and conditions for the issuance of the convertible bonds in an amount up to U.S.$90 million, to be placed by private offering, including preemptive subscription rights for existing shareholders of the Company. The convertible bonds, if issued, are expected to have the following characteristics: (i) a 1.50% upfront structuring fee, (ii) an 8.0% fixed annual interest rate, (iii) prepayment fees starting at 5.0% at any time between the issuance of the bonds and the sixth month, with an increase of 1% each 6 months, (iv) a conversion price equal to the lesser of U.S.$0.33 per Common Share, or 20% of the discount of the 30-day VWAP, as adjusted from time-to-time, and (v) a conversion right buyout fee, which amounts to 4.0% in addition to the prepayment fee. The first and second preemptive subscription rounds ended on February 23 and February 26, 2021, respectively, and US$32.7 million of the convertible bonds were subscribed. Bonds that were not subscribed during the preemptive subscription rounds may be placed to institutional investors through a private placement offering. As of the date hereof, none of the convertible bonds have been issued, and the Company cannot guarantee that they will be issued on a timely basis or at all. If the convertible bonds are issued, and converted by bondholders, shareholders of the Company that do not subscribe convertible bonds may be diluted. The convertible bond is not tied to the Offers, although the Company believes that the Offers could potentially make it more likely that the issuance of the convertible bond is consummated. There is no assurance, however, that the Company will be able to issue the convertible bonds or that the terms of the convertible bonds will be favorable to the Company.

2. The Company’s Current Financial Condition and Potential Benefits of the Proposed Transaction

The Company’s Current Financial Condition

The Company is currently undergoing financial difficulties (as described in detail in the 2020 Annual Report and the Company’s Consolidated Results Report for the first quarter of 2021, which was filed with the SEC on Form 6-K on May 18, 2021). The uncertainty relating to the Peruvian presidential runoff elections held on June 6, 2021, and how the winner, once declared, is expected to govern, decreases the likelihood than an investor other than Purchaser would be willing to acquire a significant interest in the Company, which has Peru as its main market. The Board believes that the entry of a new shareholder with a significant participation in the Company that allows it to exert significant influence on the Company’s business could potentially help the Company improve its current financial condition within a reduced time frame. Below is a summary of the main factors that the Board believes shareholders should consider with respect to the Company’s current financial condition.

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The terms of the Settlement and Cooperation Agreement and the Company’s current financial condition makes it unlikely that it will distribute dividends to shareholders in the foreseeable future. Pursuant to the terms of the Settlement and Cooperation Agreement, the Company has agreed to pay S/150 million in damages greater than what the Company had assumed in the 2021 Financial Plan. In addition, pursuant to the Settlement and Cooperation Agreement, the Company has agreed not to pay any dividends until it has paid at least 40% of the agreed compensation for damages. Based on the payment schedule agreed to by the Company and the Peruvian authorities, the Company estimates that it will not have paid at least 40% of the agreed compensation for damages until 2029. Given the contractual limitations set forth in the Settlement and Cooperation Agreement and the Company’s current financial condition, it is unlikely the Company will distribute dividends until at least 2029.

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Company’s need for liquidity in the short-term. In accordance with the 2021 Financial Plan, the Company was planning to obtain U.S.$115 million in financing during the first quarter of 2021 in order to meet its short-term obligations. prior to the incurrence of U.S.$350 million in long-term debt. The Company intended to obtain the U.S.$115 million through the issuance of up to U.S.$90 million aggregate principal amount of convertible bonds and the sale of certain assets for approximately U.S.$25 million. As of the date of this Statement, the Company has not been able to issue the convertible bonds or consummate the asset sales and the Company’s short-term financial obligations have been managed through negotiations with certain creditors, delays in certain payments and the generation of extraordinary cash balances. Given the Company’s need for liquidity, in the second half of 2020 the Company began negotiations for the potential sale of certain oil and gas assets. This potential transaction would not be material to the business of the Company as a whole, but would help the Company meet certain of its short-term obligations. In March 2021, the Company and a potential purchaser signed a term sheet with respect to these oil and gas assets, pursuant to which the potential transaction would need to be consummated prior to July 31, 2021.

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The Company has encountered difficulties in implementing the 2021 Financial Plan. On January 13, 2021, the Board approved the terms and conditions for the issuance of the convertible bonds in an amount up to U.S.$90 million, to be placed by private offering, including preemptive subscription rights for existing investors. The first and second preemptive subscription rounds ended on February 23 and February 26, 2021, respectively, and US$32.7 million of the convertible bonds were subscribed, which is below the U.S.$50 million minimum aggregate principal amount approved by the Board. Bonds that were not subscribed during the preemptive subscription rounds may be placed to institutional investors through a private placement offering until July 12, 2021. Given the political uncertainty resulting from the presidential elections in Peru in April and June 2021 and the delay in entering into the Settlement and Cooperation Agreement, as of the date of this Statement, the Company has not been able to reach the U.S.$50 million minimum subscription amount approved by the shareholders. Additionally, since April 2021, the Company has searched for financing alternatives to meet its short-term financial obligations. However, as of the date of this Statement, the Company has not been able to secure alternate financing to replace the convertible bonds.

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The compensation for damages agreed to in the Settlement and Cooperation Agreement are greater and with a shorter term than what the Company had initially estimated. The 2021 Financial Plan assumed that the compensation for damages imposed by the Settlement and Cooperation Agreement would not exceed S/330 million, payable over a term of 15 years. Pursuant to the terms of the Settlement and Cooperation Agreement, the Company agreed to pay S/480 million in damages over a term of 12 years, S/150 million greater and over three years less than estimated. The agreed compensation payment has negatively affected the target leverage ratio and debt coverage ratio set forth in the 2021 Financial Plan. The Company’s current financial condition and results of operations makes it difficult for the Company to incur long-term debt to consolidate its current indebtedness.

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The Company believes that it needs a capital increase or sale of assets in order to obtain long-term financing. Pursuant to the terms of the Settlement and Cooperation Agreement, the Company has agreed to pay S/150 million in damages greater than what the Company had assumed in its 2021 Financial Plan. As a result of this increased settlement amount, the Company believes it will need to decrease the principal amount of its debt outstanding by approximately U.S.$50-60 million to allow it to obtain a credit rating that is sufficient to make feasible an issuance of long-term debt in accordance with the 2021 Financial Plan. The Company believes it has two main alternatives to reduce its debt outstanding by the aforementioned amounts: (i) a capital increase and/or (ii) sale of assets. The Company believes that an asset sale would likely be less desirable at the moment given that, in light of the current political and economic situation in Peru, as well as the Company’s financial condition, the purchase price for Company assets may be below their fair market value. However, in order to consummate a capital increase, the Company believes that the Company will first need to obtain judicial approval of the Settlement and Cooperation Agreement, which the Company currently expects will be obtained on or about November 2021, although the Company can provide no assurance as to when the judicial approval will be obtain.

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The Company’s need to obtain additional performance bonds. The Company’s limited liquidity, its high leverage ratio, the exposure to political risk and the delay in entering into the Settlement and Cooperation Agreement have led to a reduction in the number of lines of credit available to the Company, as well as a reduction in the amount of credit available under those instruments. In addition to the limited credit, the Company has been unable to obtain performance bonds, which the Company needs to incorporate new contracts to its backlog in its engineering and construction business. Currently, the lack of short-term liquidity makes it difficult for the Company to obtain additional lines of credit required by banks for the issuance of performance bonds, which significantly limits the ability of the Company to enter into new engineering and construction contracts.

Potential Benefits of a Transaction

The Board believes that the entry of the Purchaser as a new shareholder with a significant participation in the Company could result in certain potential benefits to the Company described below.

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Potential U.S.$120 million credit facility. In the Company’s current financial condition, a shareholder that can ensure the Company access to a U.S.$120 million credit facility would add value to the Company. According to Section 11—“Purpose of the Offers; Plans for the Company” of the Tender Offer Statement, the Purchaser has pre-negotiated a U.S.$120 million credit facility with four banks. If the credit facility were entered into on terms that were favorable to the Company, it would significantly assist in solving the Company’s liquidity needs for 2021. However, it should be noted that the Offer Documents do not set forth the terms and conditions of the credit facility, including the interest rate, term, collateral and financial and operating covenants. Furthermore, the Tender Offer Statement does not state whether the credit facility is committed. In its Letter Request sent to the Purchaser on June 18, 2021, the Chairman of the Board and TO Committee requested additional information from the Purchaser on the terms and conditions of such credit facility. In its Response Letter dated June 22, 2021, the Purchaser stated that it cannot divulge the terms of the credit facility at this time due to confidentiality. Even if the transactions contemplated by the Offers are consummated and the Purchaser becomes a significant shareholder of the Company, there is no assurance that the Company will be able to enter into the credit facility or that the terms of the credit facility will be favorable to the Company.

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Additional capital contribution. In an interview on June 17, 2021 published on La Tercera, a daily newspaper in Chile (the “June 17th Interview”), Pablo Kühlenthal, a representative of the Purchaser, expressed the Purchaser’s intent to contribute up to U.S.$20 million in additional capital to the Company. The Board believes the Purchaser’s intent to contribute additional capital may increase the interest of potential investors in subscribing for the Company’s convertible bonds, which would make it more likely that the issuance by the Company of its convertible bonds will be consummated. If the issuance of the convertible bonds is consummated, this would alleviate the Company’s short term financing needs. However, it should be noted that the Offer Documents do not mention an additional capital contribution by the Purchaser and the Purchaser has not made a binding commitment to contribute capital to the Company. Even if the transactions contemplated by the Offers are consummated and the Purchaser becomes a significant shareholder of the Company, there is no assurance that the Purchase will contribute additional capital to the Company.

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Partial exit of certain existing shareholders. Another positive effect of the consummation of the Offers would be the partial exit of shareholders who have been accused of the acts set forth in the Settlement and Cooperation Agreement. In accordance with the Offer Documents, the Purchaser has entered into agreements that would grant it ownership and/or voting power over 23.49% of the Common Shares, which include Common Shares currently owned by former directors and executive officers of the Company who have been accused of acts set forth in the Settlement and Cooperation Agreement. While the structure of the Seller Agreements do not provide for the full exit of these shareholders, according to the Offer Documents, they would not have any voting rights with respect to the Common Shares, although they would continue to beneficially own Common Shares after the consummation of the Offers. The Company believes this arrangement would likely be viewed favorably by shareholders and markets generally. However, given that these shareholders will still beneficially own Common Shares, it is possible that the continued association with these shareholders may result in further reputational damage to the Company.

•	Increased access to financing sources. The Board believes that the Purchaser is generally well regarded as an infrastructure investment fund in Latin America. While the Purchaser may not have the same track record or size compared to other infrastructure funds that operate in the region, the Board believes that the Purchaser generally has good relations with financial institutions outside of the countries in which the Company currently operates, which could increase the Company’s access to these financing sources.

Based on the Company’s current financial condition and prospects, which is made more difficult by the current political and economic situation in Peru, it is currently difficult for the Company to implement its long-term growth plans. For the reasons set forth above, the Board believes that the inclusion of the Purchaser as a shareholder of the Company can reasonably be expected to be favorable for the Company’s long-term growth.

3. Important Factors Considered by the Board.

In the course of reaching its recommendation, the Board considered a number of significant factors relating to the Offers and the Purchaser’s plans for the Company, each of which the Board believes support its recommendation, including the following (which are not necessarily listed in order of relative importance):

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Uncertainty in Peru resulting from the June 6, 2021 run-off Presidential elections. As of the date of this Statement, the winner of the June 6, 2021 Peruvian presidential run-off elections has not been declared. However, based on the official vote count to date, the most likely scenario is that Pedro Castillo will be declared President. The Board believes that the likelihood of a Castillo administration has resulted in increased uncertainty with respect to Peru’s economic prospects. Regardless of the final outcome of the presidential elections, the Board believes that it is likely that there will be political instability, as well as challenges in the new administration’s ability to govern given the current composition of the Peruvian congress, where neither of the two presidential run-off candidate’s parties hold a majority.

The Board believes that the uncertainty over who will be Peru’s future President could last for several additional weeks while the electoral courts decide the claims of irregularities that have been brought before them. However, even once a winner is declared, the Board believes that the current state of political instability could continue for the foreseeable future for the aforementioned reasons.

The Offers have been launched at a time where there is great uncertainty regarding the political, social and economic future of Peru, and the Board believes that this uncertainty is reflected in the trading price of the shares of companies that are traded on the Lima Stock Exchange. Considering the aforementioned factors, shareholders of the Company that have a short-term investment horizon are now presented with an opportunity to exit a portion of their investment and obtain a premium over the current market price. However, shareholders of the Company that have a longer-term investment horizon should take into account not only who is ultimately declared President of Peru, but also the new administration’s policies and plans for governing. As of the date of this Statement, given the uncertainty surrounding the results of the Peruvian run-off Presidential elections, the Board believes that it could take a relatively longer period for the market price of the Company to reflect what the Board believes is the true long-term value of the Company. At this time, it is difficult to predict whether the current uncertainty impacting the market pries of Peruvian companies will be transitionary in nature or are likely to have a longer term impact.

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Premium to market price. There is a marked difference between the market price of the Common Shares and ADSs within two distinct periods over the past twelve months. From June 2020 through April 9, 2021 (prior to the first round of the Peruvian presidential elections on April 11, 2021), the market price of the Common Shares on the Lima Stock Exchange fluctuated between S/1.30 and S/1.82 per Common Share. From April 12, 2021 through June 14, 2021 (prior to the launch of the Offers on June 15, 2021), the market price of the Common Shares on the Lima Stock Exchange fluctuated between S/1.07 and S/1.65, with the closing market price as of June 14, 2021, the day before the launch of the Offers, being the lowest closing market price in the last twelve months. The Offer Price represents a premium of 75.7% with respect to the closing market price as of June 14, 2021, a premium of 36.2% with respect to the closing market price on June 4, 2021, the last trading day prior to the Peruvian presidential run-off elections, a premium of 7.4% with respect to the closing market price on April 9, 2021, the last trading date prior to the first round of the Peruvian presidential elections, and a premium of 11.4% with respect to the volume weighted average price from June 2020 through April 9, 2021.

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The Company’s valuation in the long-term. In March 2020, the Company engaged E&Y to provide an analysis of the valuation and prospects of the Company. The methodology used consisted of evaluating each of the Company’s divisions separately using the discounted cash flow method and adjusting the enterprise value of the Company to account for its assets and liabilities to obtain the value of each division. In June 2020, E&Y completed its valuation analysis of the Company as of March 31, 2020. The E&Y valuation analysis was requested by the Company at such time in anticipation that the tender offer may be launched on or about July 2020. In September 2020, the Company engaged a financial adviser to review and update E&Y’s valuation analysis, applying the same methodology used by E&Y and adjusting for the application of a risk analysis based on the Company’s financial condition and prospects at such time. In October 2020 the financial adviser completed an updated valuation analysis of the Company as of March 31, 2020, which reflected a decrease in the Company’s valuation as a result of further deterioration of the Company’s financial condition and the implementation of the aforementioned risk analysis.

In late May 2021, in light of increased rumors that the Purchaser would launch the Offers as a result of the entry into the Settlement and Cooperation Agreement on May 21, 2021, the Company requested E&Y to update the valuation analysis of the Company it had prepared as of March 31, 2020. However, the time period set out by E&Y to update its analysis was beyond the date that the Company’s management believed the Company would need to file this Statement. The Company also reached out to other accounting firms and financial advisers, who were also unable to prepare an updated valuation analysis of the Company within the necessary timeframe.

Due to the impracticability of obtaining an updated third-party valuation and time constraints, in June 2021 the Company’s management updated the valuation of the Company based on the analysis prepared by E&Y in June 2020, as revised by the financial adviser in October 2020, maintaining the financial model and revenue, expense and investment projections used by E&Y, and updating certain factors, including the discount rate, foreign exchange rate, the Company’s assets and liabilities as of March 31, 2021, the backlog of the Company’s engineering and construction business, and the agreed compensation payments under the Settlement and Cooperation Agreement. In preparing the updated internal valuation, the Company’s management did not adjust projections of commercial activity (sales and investments) as a result of a worsening outlook of the Peruvian economy and the uncertainty surrounding the Peruvian presidential elections. The Board believes that new projections at this time would be subject to a high degree of uncertainty which would lead to unreliable conclusions with respect to the valuation of the Company.

The Company’s management presented its internal valuation of the Company of S/2.55 per Common Share to the TO Committee on June 9, 2021, which reflected a Company value of approximately U.S.$593 million (S/2.55 per Common Share or S/12.75 per ADS, calculated using an exchange rate of S/3.76 per U.S. dollar) as of March 31, 2021. As part of its analysis, the Company’s management compared its updated valuation with the projections used by the Company for obtaining private credit ratings for the issuance of long-term debt contemplated in the 2021 Financial Plan and negotiation of the Settlement and Cooperation Agreement. The Board believes that the U.S.$593 million (S/2.55 per Common Share or S/12.75 per ADS, calculated using an exchange rate of S/3.76 per U.S. dollar) valuation of the Company as of March 31, 2021 presented by the Company’s management is reasonable as of such date, noting, however, that it does not take into account the effects of the uncertainty surrounding the results of the Peruvian presidential elections on the projections of the Company’s business divisions.

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Difference in the target price in recent analyst reports and the current market price. In addition to the updated internal valuation prepared by the Company’s management, the Company also reviewed recent research analyst reports with respect to the Company and other Peruvian companies listed on the Lima Stock Exchange, as well as the market price for the Common Shares and the shares of other Peruvian companies listed on the Lima Stock Exchange, to assess the impact of the uncertainty surrounding the Peruvian presidential elections on the valuation of the Company.

The most recent analyst reports with respect to the Company were published on the dates and included the implied the valuations set forth below:

•	Credicorp SAB report dated April 26, 2021 (market capitalization of U.S.$514 million—equivalent to S/2.26 per Common Share, calculated using an exchange rate of S/3.82 per U.S. dollar);

•	Kallpa SAB report dated May 19, 2021 (market capitalization of U.S.$581 million—equivalent to S/2.49 per Common Share, calculated using an exchange rate of S/3.74 per U.S. dollar); and

•	Seminario SAB report dated May 20, 2021 (market capitalization of U.S.$485 million—equivalent to S/2.08 per Common Share, calculated using an exchange rate of S/3.74 per U.S. dollar).

The aforementioned analyst reports yield an average market capitalization Company of U.S.$527 million (equivalent to S/2.28 per Common Share), based on the target price per share included in these analyst reports, but do not take into account the increased uncertainty and market volatility resulting from the June 6, 2021 Peruvian run-off presidential elections nor the compensation payments agreed to between the Company and the Peruvian authorities in the Settlement and Cooperation Agreement.

The Company’s management also undertook an analysis, with respect to the eight largest companies listed on the Lima Stock Exchange that also have high trading volumes, of the difference between the average target price set forth in the most recent analyst reports of the main Peruvian brokerage houses for these companies and the closing market price for these shares as of June 16, 2021. Management found that the closing market price for the shares of these companies was, on average, approximately 30.5% below the average target price published in analyst reports for these companies during April and May 2021. Applying a 30.5% discount to the average market capitalization of the Company of U.S.$527 million (equivalent to S/2.28 per Common Share), the Company’s market capitalization would be U.S.$366 million (equivalent to S/1.58 per Common Share). The Offer Price represents a premium of 18.9% with respect to the price per Common Share that would result from a market capitalization of the Company of U.S.$366 million (S/1.58 per Common Share or S/7.90 per ADS ).

As of the date of this Statement, the only analyst reports for a Peruvian company published after the June 6 presidential run-off elections that include an adjustment to the target price are analyst reports published by Citi on June 8, 2021 and Morgan Stanley on June 9, 2021 with respect to Credicorp, which target price was decreased by a combined average of approximately 28.75% as compared to the prior report from the same analysts. The Board believes it is reasonable to expect that the Company’s target share price will be significantly reduced in the upcoming reports to be published by research analysts.

Based on the analysis above, the Board believes that (i) as a result of the current political and economic situation in Peru, the market price of the Common Shares prior to the launch of the Offers includes a significant discount with respect to the target prices in the most recent analyst reports mentioned above with respect to the Company; (ii) while the Offer Price reflects a discount with respect to Company management’s updated internal valuation as of March 31, 2021, the Offer Price does represent a premium over the closing market price of the Common Shares on April 9, 2021, prior to the first round of the Peruvian presidential elections on April 11, 2021, and June 4, 2021, prior to the Peruvian run-off presidential elections; (iii) if Company management’s updated internal valuation were to be updated to reflect the recent negative outlook of the Peruvian economy, the valuation would likely be decreased and (iv) depending on the final results of the Peruvian presidential elections and the policies of the new administration, the Company’s valuation could vary significantly over the next weeks and months, which makes it very difficult to determine a fair offer price as of the date of this Statement.

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Past experience in tender offers in Latin America. At the Board’s request the Company’s financial adviser undertook an analysis of the offer price premiums offered in tender offers in certain countries in Latin America. The financial adviser compiled information with respect to more than 100 tender offers in certain countries in Latin America and calculated, with respect to 61 tender offers that the financial adviser determined were comparable to the Offers, the premium between the offer price and the market price over different time periods prior to the announcement of these tender offers. The financial adviser determined that, with respect to the 61 selected transactions, the average premium between the offer price and the different time periods prior to the announcement of the tender offers ranged between 16-21% in tender offers where the purchaser did not seek to acquire control and 33-36% in tender offers where the purchaser sought to acquire control. The Offer Price reflects a premium of 45% to 76% with respect to the market price of the Common Shares over the different time periods used by the financial adviser in its analysis.

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No control premium. As explained above, there is a high probability that the Offers will be successful given that the Purchaser only needs additional shareholders representing approximately 1.52% of the outstanding Common Shares to tender their shares in the Offer. In addition, in the event that all of the Company’s shareholders tender all of their shares in the Offer and the Purchaser purchases a pro rata number of Common Shares, pursuant to the Seller Agreements, the Board’s understanding is that the Purchaser could obtain the power to direct the voting of up to approximately 34.3% of the Company’s outstanding Common Shares, without additional cost to the Purchaser. Furthermore, taking into consideration the statements in the Offer Documents regarding the Purchaser’s intent to (i) exert a level of influence over the Company that, together with the support of the other shareholders, will allow the Purchaser to promote and execute measures that it determines will enhance the value of the Company and (ii) replace three out of nine current directors in the Board and identify and suggest independent directors, it is likely that the Purchaser will exert significant influence over the Company without having paid an additional control premium to current shareholders.

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Potential reduction in the liquidity of the Common Shares and ADSs. The liquidity and trading volume of the Common Shares and ADSs on the Lima Stock Exchange and New York Stock Exchange has been relatively low in recent years, primarily as a result of the Company’s shareholder base and the Company’s market value. Depending on how many shareholders tender their Common Shares in the Offers, there is a risk that the liquidity of the Common Shares and ADSs would decrease further, potentially affecting the ability of the Company’s shareholders to sell their shares in the market without a significant discount in value. This potential reduction in the liquidity of the Common Shares and ADSs could also affect the future market price of these securities, which should be taken into consideration by shareholders in light of the potential partial exit opportunity presented by the Offers.

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Possibility of a de-listing of the ADSs from The New York stock Exchange. If, as a consequence of the consummation of the U.S. Offer, sufficient holders of ADSs tender their ADSs or convert their ADSs to Common Shares, there is a risk that certain of the requirements for listing of the ADSs on The New York Stock Exchange would not be met and the ADSs may be de-listed from The New York Stock Exchange, which would not only affect the liquidity of the holders of ADSs, but also the liquidity of the Common Shares.

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Risks related to the judicial approval of the Settlement and Cooperation Agreement. On May 21, 2021, the Company entered into the Settlement and Cooperation Agreement with Peruvian authorities, which is subject to ratification by Peruvian courts. As of the date of this Statement, the Company’s external Peruvian counsel estimates that judicial ratification of the Settlement and Cooperation Agreement would be obtained on or about November 2021. However, the Company can provide no assurance as to the timing for judicial approval of the Settlement and Cooperation Agreement, or if the agreement will be ratified at all. While the judicial ratification of the Settlement and Cooperation Agreement is still pending, the agreement is not effective and the Company will continue to bear certain legal risks and restrictions on access to the Peruvian financial markets.

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Risks associated with potential sales of Common Shares by institutional investors. There is a risk that Peruvian institutional investors may need to reduce their exposure to equity securities of Peruvian companies (including the Company) as a result of the optional withdrawal of pension funds approved by the Peruvian Congress in response to the economic effects of the COVID-19 pandemic and government measures to stem the spread of the virus, which could result in pressure for institutional investors to sell positions in Peruvian companies, including the Company, over a short period of time, negatively affecting the market price of those securities, including the Common Shares.

4. Analysis of the Offer Price.

The Offer Price values the Company at a price of S/1.88 per Common Share, a 26% discount as compared to Company management’s updated internal valuation of S/2.55 per Common Share (U.S.$593 million Company valuation, calculated using an exchange rate of S/3.76 per U.S. dollar). From this perspective, the Offer Price does not seem attractive for shareholders of the Company, as there would be a discount—not a premium—between the Purchaser’s valuation of the Company and the other aforementioned valuations.

However, the uncertainty surrounding the results of the Peruvian presidential elections, the Board believes that, if the Company were to update its valuation as of March 31, 2021 to adjust for these factors, the Company’s valuation would likely be significantly less than U.S.$593 million (S/2.55 per Common Share, calculated using an exchange rate of S/3.76 per U.S. dollar). Given the high level of uncertainty associated with a new government, the Board believes it is very difficult to project future cash flows at this time in order to obtain a new valuation. However, it is possible to approximate the potential effects of the current political situation in Peru on the Company’s valuation from the difference in valuations of other Peruvian companies as reflected in analyst reports published before the June run-off presidential elections and their respective market prices after the elections.

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Adjustment in the valuation of Credicorp. In its analyst report with respect to Credicorp dated June 8, 2021 Citi had a target price of U.S.$114 per ADS, as compared to a target price of U.S.$165 per ADS in its analyst report from April 2020. In its analyst report with respect to Credicorp dated June 9, 2021 Morgan Stanley had a target price of U.S.$125 per ADS, as compared to a target price of U.S.$200 per ADS in its analyst report from April 2021. The target price in the Citi and Morgan Stanley analyst reports mentioned above decreased an average of 28.75% in Peruvian Soles, using the official exchange rate as of the date each report was published. Applying a 28.75% discount to the Company management’s internal updated valuation of U.S.$593 million (S/2.55 per Common Share, calculated using an exchange rate of S/3.76 per U.S. dollar) as of March 31, 2021, the valuation of the Company would be reduced to approximately U.S.$422 million (S/1.817 per Common Share, calculated using an exchange rate of S/3.76 per U.S. dollar). Offer Price represents a premium of 3.5% with respect to the price per Common Share that would result from a valuation of the Company of U.S.$422 million (S/1.817 per Common Share, calculated using an exchange rate of S/3.76 per U.S. dollar).

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Adjustment in the valuation of other companies. The Company’s management also undertook an analysis, with respect to the eight largest companies listed on the Lima Stock Exchange which also have high trading volumes, of the difference between the average target price set forth in the analyst reports of the main Peruvian brokerage houses for such companies published in April and May 2021 and the closing market price for such shares as of June 16, 2021. Management found that aforementioned closing market price for the shares of such companies was, on average, approximately 30.5% below the average target price in the aforementioned analyst reports for such companies. Applying the same 30.5% discount to Company management’s U.S.$593 million valuation as of March 31, 2021, the Company’s valuation would be U.S.$412 million (S/1.772 per Common Share, calculated using an exchange rate of S/3.76 per U.S. dollar). The Offer Price represents a premium of 6.1% with respect to the price per Common Share that would result from a valuation of the Company of U.S.$412 million (S/1.772 per Common Share, calculated using an exchange rate of S/3.76 per U.S. dollar).

Below are certain additional factors with respect to the Offer Price that the Board believes shareholders should consider:

•

The current uncertainty surrounding the results of the Peruvian presidential run-off elections and Peru’s economic outlook makes it difficult to make an investment decision with reliable information at this time.

•

For several years the Company’s Common Shares and ADSs have had low trading volumes and levels of liquidity, which could affect the ability of shareholders to sell their shares in the future. Over the past 15 days, an average of 194,253 ADS per day have been traded on the New York Stock Exchange and 515,770 Common Shares per day have been traded on the Lima Stock Exchange. Despite the fact that these numbers include extraordinary high trading volumes (as compared to historic averages) as a result of the launch of the Offers by the Purchaser, these trading volumes for the Company are still low compared to other large Peruvian companies listed on the Lima Stock Exchange and New York Stock Exchange.

Shareholders with short-term investment horizon. The Offers constitute an extraordinary liquidity event that will allow shareholders to obtain a premium for a portion of their Common Shares and ADSs (depending on the pro rata amount of Common Shares tendered in the Offers) of 76% as compared to the closing market price of the Common Shares on June 14, 2021, the date prior to the filing of the Peruvian Offer Documents with the SMV.

Shareholders with long-term investment horizon. Current shareholders of the Company that have a long-term investment horizon will have to take into account not only who is ultimately declared President of Peru, but also the policies and plans of the new administration. At this time, it is difficult to predict whether the current uncertainty impacting the market pries of Peruvian companies will be transitionary in nature or will have a longer term impact. As of the date of this Statement, given the uncertainty surrounding the results of the Peruvian run-off presidential elections, the Board believes that it may take a relatively longer period for the market price of the Company to reflect what the Board believes is the true long-term value of the Company.

5. Analysis of the Purchaser’s Plans for the Company.

In the Offer Documents, the Purchaser has presented in general fashion its short-term and medium-term plans for the Company. While the Purchaser does not describe in detail its plans for the Company, based on the information available in Section 11—“Purpose of the Offers; Plans for the Company” of the Tender Offer Statement and public declarations made by Mr. Kühlenthal, a representative of the Purchaser, in the June 17th Interview, the Board makes the following observations with respect to the Purchaser’s announced plans:

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With respect to the Company’s business, the Purchaser proposes to define a strategic plan for the next five years. The Company was previously working on a strategic five-year plan, which had been superseded by the need to resolve more critical immediate issues for the Company, such as the Settlement and Cooperation Agreement (which was signed on May 21, 2021) and the Company’s financial restructuring, which is necessary to meet the Company’s short-term financial obligations and enable the development of future business. In the Offer Documents the Purchaser discloses it has pre-negotiated a U.S.$120 million credit facility, and in the June 17th Interview, Mr. Kühlenthal expressed the Purchaser’s intent to contribute up to U.S.$20 million in additional capital for the Company, without providing details. Based on these premises, the Board believes that the Company’s current business plan, together with the proposals and experience of the Purchaser, can reasonably be expected to lead to a realistic strategic plan which, although ambitious, can create conditions to improve the Company’s business and financial condition in the medium term.

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The Purchaser has stated its intention to focus on the Company’s infrastructure business, one of the Company’s division that generates the most revenues, which revenues also tend to be stable and predictable. The Purchaser has stated its intention to grow the Company’s infrastructure business in the region, including in Chile and Colombia (where the Company already has a presence with its engineering and construction divisions) and Brazil, among others. The Board believes that it would be good for the Company’s business to strengthen and grow its infrastructure business. However, the adequate mix of greenfield projects (where the Company may have competitive advantages) and brownfield projects (in which the Board would expect there to be more competition and rates of return substantially below those for greenfield projects) to achieve the growth of the Company’s infrastructure business will need to be further evaluated.

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With respect to the Company’s oil and gas division, in the June 17th Interview, Mr. Kühlenthal stated the Purchaser’s intent to explore two alternatives—entering into an agreement with a strategic partner or selling the Company’s oil and gas business. Based on the limited information provided in the June 17th Interview, the Board is not able to determine if the proposed strategy would add value to the Company, and would need to analyze the strategy in greater detail. In the aforementioned interview, Mr. Kühlenthal also stated the Purchaser’s intent to separate the terminal management business from the oil and gas division and integrate it within the infrastructure division. The Board believes that the terminal management business is closer to the management of infrastructure than oil and gas extraction and processing.

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The Purchaser has not provided a lot information with respect to its intentions for the Company’s other business divisions. With respect to the engineering and construction division, the Purchaser mentions in the Offer Documents the possibility of entering into a strategic partnership to assist in the operation of the business. We believe that the Company has great expertise in the engineering and construction business, being one of the largest construction companies in the region. In the last few years, the Company’s engineering and construction division has undergone an integral process of reorganization, structuring, optimization and focus on controls and profitability of our projects led by the current division manager which joined the Company in 2019, which has increased the margins of the Company’s engineering and construction projects in recent months, in line with industry standards. The Board believes the Company’s experience and capabilities in engineering and construction will be key in winning greenfield infrastructure projects for its infrastructure division. In its Letter Request sent to the Purchaser on June 18, 2021, the Chairman of the Board and TO Committee requested additional information from the Purchaser on its specific plans regarding the Company’s engineering and construction division, including potential strategic partners. In its Response Letter dated June 22, 2021, the Purchaser stated, without providing more specificity, that the voting power that it intends to secure will allow the Purchaser to exert influence, but not control over the Company and that plans described in the Offer Documents contain the level of detail to which the Purchaser can aspire based on this level of influence.

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With respect to the Company’s housing division, in the June 17th Interview, Mr. Kühlenthal mentioned the possibility of strengthening and developing this division by providing more capital and financing, which the Board agrees with. However, Mr. Kühlenthal did not provide any details as to the source of this capital and financing or how the Purchaser intends to deploy such capital.

•	The Purchaser’s plans with respect to compliance topics as described in the Offer Documents are generally aligned with the plans implemented by the Company as from 2017. Based on the Offer

Documents, the Purchaser and the Company share the focus on strengthening controls, and increasing standards for transparency, corporate governance and controls.

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With respect to the potential restructuring of the Company proposed by the Purchaser in the Offer Documents, the Board notes that the Company has among its objectives for the year to analyze and propose an optimized corporate structure. The Board believes it is not able to address the Purchaser’s restructuring plans at this time since they are general in nature.

The Board acknowledges that the decision to tender Common Shares and ADSs is ultimately at the discretion of each holder. The Board encourages each holder to carefully read the Offer Documents, other materials related to the Offers and this Statement before making any decision regarding tendering its Common Shares or ADSs, and to make its decision based on all of the available information, including, without limitation, the adequacy of the Offer Price in light of the holder’s own investment objectives, the holder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described above, and any other factors that the holder deems relevant to its investment decision.

(d) Intent to Tender

To the knowledge of the Company after making reasonable inquiry, none of the Company’s directors, executive officers or affiliates currently intends to tender into the Offers any Common Shares, including Common Shares represented by ADSs, held of record or beneficially owned by them, other than (i) the Sellers pursuant to the Tender Offer Support Agreement, (ii) AFP Habitat, a shareholder and affiliate of the Company, and (iii) Mr. Christian Laub, a director of the Company. Mr. Laub communicated to the Company that his intent to tender or not tender Common Shares held by him will be congruent with the Board’s recommendation set forth in this Statement. As of the date of this Statement, none of the directors or executive officers of the Company currently holds of record or beneficially owns more than 1% of the Company’s Common Shares, including Common Shares represented by ADSs.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of the Company’s Common Shares or ADSs on its behalf with respect to the Offers. The Company has not authorized anyone to give information or make any representation about the Offers that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement.

Item 6. Interest in Securities of the Subject Company.

According to the information provided by AFP HABITAT, a shareholder of the Company, on June 16, 2021 three of its funds acquired an aggregate of 47,854 ADSs. The price per ADS paid by AFP Habitat was U.S.$1.7377 per ADS. The transaction was effected over The New York Stock Exchange.

To the knowledge of the Company after reasonable inquiry, no other transactions in the Company’s Common Shares or ADSs have been effected during the past 60 (sixty) days by the Company or any director, executive officer, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Pursuant to subclause c) of Article 56 of the Peru Tender Offer Regulations, which establishes a neutrality obligation of the Board, the Company is not presently undertaking or engaged in any negotiation in response to the Offers that relate to, or would result in: (i) a tender offer or other acquisition of the Company’s Common Shares or ADSs by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company. There are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offers that relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Other Matters

Certain of the Sellers are subject to government investigations and judicial proceedings in Peru, which are confidential in nature. No assurance can be given that these government investigations and judicial proceedings will permit all of the Sellers to consummate the transactions as contemplated in the Offer Documents.

The Company has assumed, for the purposes of preparing this Statement, that the information in the Offer Documents is accurate (unless expressly indicated otherwise in this Statement). The Company and its directors do not take any responsibility for the contents of the Purchaser’s Offer Documents and are not to be taken as endorsing, in any way, any or all statements contained in any Offer Documents.

This Statement has been approved by a resolution passed unanimously by the members of the Board, other than Mr. Arrieta, who has abstained from all deliberations and votes of the Board with respect to the Offers.

Cautionary Note Regarding Forward-Looking Statements

This Statement contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements may include: statements regarding prospective performance and opportunities and the outlook of the business, statements regarding the expected timing of the completion of the Offers, statements regarding the ability to complete the Offers considering the various closing conditions, projected financial information, performance and opportunities, statements of expectation or belief, and any statements regarding assumptions underlying any of the foregoing. Shareholders are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are based on management’s and the Board’s current expectations and beliefs, as well as a number of assumptions, estimated and projections concerning future event and do not constitute guarantees of future performance. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management and the Board’ control could cause results to differ from expectations. In particular, some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statement include, among other, uncertainties as to the timing of the Offers; uncertainties as to how many Common Shares and ADSs will be tendered in the Offers; the possibility that competing offers will be made; the possibility that various closing conditions for the Offers may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offers; the effects of disruption from the Offers making it more difficult to maintain relationships with employees, customers and other business partners; transaction costs; the risk that shareholder litigation in connection with the Offers may result in significant costs of defense, indemnification and liability; and other business effects, including the effects of industry, market, economic, political or regulatory conditions outside of the Company’s control. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 20-F for the fiscal year ended December 31, 2020 and current reports on Form 6-K, as well as the Offer Documents filed by the Purchaser. Many of these factors are beyond the Company’s control. In particular, the ongoing COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, will continue to have an effect on economic activity and the industries in which we operate. In addition, political conditions in the countries in which the Company operates, particularly in Peru in light of the uncertainty relating to the Peruvian presidential runoff elections held on June 6, 2020 and how the winner, once declared, will govern, may affect the Company’s business, results of operation and financial condition. Unless otherwise required by applicable law, the Company disclaims any intention or obligation to update forward-looking statements contained in these documents as the result of new information, future events or developments. The Company acknowledges that forward-looking statements made in connection with the Offers are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Statement.

Item 9. Exhibits.

(a)(1)	The information set forth under Item 6.B (“Compensation”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”) and Item 16.E (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) in the Annual Report on Form 20-F of Graña y Montero S.A.A. for the fiscal year ended December 31, 2020 which was filed with the SEC on May 17, 2021 and is incorporated herein by reference.

(a)(2)	Current Report on Form 6-K, dated as of June 16, 2021, issued by Aenza S.A.A. relating to the Offers, which was filed with the SEC on June 16, 2021 and is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AENZA S.A.A.

By:	/s/ Luis Francisco Diaz Olivero
Name:	Luis Francisco Diaz Olivero
Title:	Chief Executive Officer

Dated: June 25, 2021